Graubard Miller The Chrysler Building 405 Lexington Avenue
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email address
jgallant@graubard.com

August 31, 2015

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Corp. III
Draft Registration Statement on Form S-1
Submitted July 30, 2015
CIK No. 0001648955

Dear Ms. Jacobs:

On behalf of Capitol Acquisition Corp. III (the “Company”), we respond as follows to the Staff’s comment letter, dated August 26, 2015, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the revised Registration Statement submitted in connection with this letter, a copy of which has been marked with the changes from the original submission of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Mr. Jeff Kauten.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please identify the lead underwriter(s) on the prospectus cover page. Please be advised that we may defer our review of any amendment that does not name the lead underwriter(s).

We have revised the disclosure on the prospectus cover page of the Registration Statement as requested.

Securities and Exchange Commission

August 31, 2015

2.	With respect to the obligation of Capitol Acquisition Management 3 LLC and the Capitol Acquisition Founder 3 LLC to purchase a maximum of 1,050,000 warrants in an unregistered offering if the underwriters elect to exercise their overallotment option in full, tell us the basis on which you have concluded that the offers and proposed sales to these entities should not be integrated with the registered offering.

We continue to believe that the purchase of the founders’ warrants by Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC (the “Sponsor Entities”) should not be integrated with the registered public offering. Pursuant to the guidance set forth in Release No. 33-8828, the determination of whether to integrate a private offering with a registered public offering is made “based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” Notably, in the case of concurrent public and private offerings, the five factor test set forth in paragraph (a) of Rule 502 under the Securities Act of 1933, as amended, does not apply. See Compliance and Disclosure Interpretations, Securities Act Sections 139.25.

With regard to the purchase of the 1,050,000 founders’ warrants, the Sponsor Entities’ participation is not the result of a general solicitation through the use of the prospectus included in the Registration Statement but instead through their existing relationship as entities controlled by Mark D. Ein, the Company’s Chief Executive Officer, and L. Dyson Dryden, the Company’s President and Chief Financial Officer. Furthermore, the Sponsor Entities will have already committed to purchase, and such commitment will not be subject to any conditions within their control, prior to the registered public offering. The purchase will occur automatically without further action by them, using funds deposited in escrow, if the underwriters exercise their over-allotment option. As a result, no further investment decision will be made by the purchasers in connection with the registered public offering. Accordingly, we believe the purchase of the 1,050,000 founders’ warrants should not be integrated with the registered public offering.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the Staff that the Company has not presented, or authorized any person to present on its behalf, written communications to investors in reliance on Section 5(d) of the Securities Act, nor does it intend to present, or authorize any person to present on its behalf, any such written communications in the future.

4.	Please confirm that you will not be using any graphical materials or artwork in your prospectus in light of the nature of this offering.

We hereby confirm that the Company will not use any graphical materials or artwork in the prospectus.

Securities and Exchange Commission

August 31, 2015

Cover Page

5.	Please revise to disclose the exercise price for the warrants that will be purchased by Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC. Similar concerns exist on page 32.

We have revised the disclosure on the prospectus cover page and on page 32 of the Registration Statement as requested.

Prospectus Summary, page 1

6.	Please revise to disclose, if accurate, that investors will be relying on the business judgment of the board of directors and that the board of directors will have significant discretion in choosing the standard used to establish the fair market value of the target acquisition.

We have revised the disclosure on page 3 of the Registration Statement as requested.

7.	Please clarify whether you will advise shareholders of the basis used to determine whether an initial business combination is fair to shareholders. If so, please tell us the manner in which you will make this disclosure.

We have revised the disclosure on pages 3 and 47 of the Registration Statement as requested.

The Offering, page 5

8.	We note that the holders of the founders’ shares have agreed to vote any shares owned by them in favor of any proposed business combination. Please disclose the percentage of votes of the unaffiliated shareholders that is required to approve any proposed business combination.

We have revised the disclosure on pages 10 and 48 of the Registration Statement as requested.

Securities and Exchange Commission

August 31, 2015

Risk Factors

Risks Associate with our Business, page 14

9.	Please add risk factor disclosure addressing the exclusive forum provision in your amended and restated certificate of incorporation.

We have revised the disclosure on page 29 of the Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 39

10.	We note that you have agreed to pay Venturehouse Group, LLC a monthly fee of $10,000 for general and administrative services. Please file this agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

We will include this agreement as an exhibit to the Registration Statement in a future amendment.

Proposed Business

Business Strategy, page 41

11.	Please revise to disclose the inherent limitations in your status as a blank check company that may be a deterrent to potential target businesses.

We have revised the disclosure on page 42 of the Registration Statement as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Mark D. Ein